SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 Or 15d-16 Of The
Securities Exchange Act of 1934

Short form of Press Release

BANCO LATINOAMERICANO DE EXPORTACIONES, S.A.
(Exact name of Registrant as specified in its Charter)

LATIN AMERICAN EXPORT BANK
(Translation of Registrant’s name into English)

Calle 50 y Aquilino de la Guardia
PO Box 0819-08730
El Dorado, Panama City
Republic of Panama
(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F	☒	Form 40-F	☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

Yes	☐	No	☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82__.)

SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

May 10, 2006

Banco Latinoamericano de Exportaciones, S.A.

By:	/s/ Pedro Toll

Name:	Pedro Toll
Title:	Deputy Manager

FOR IMMEDIATE RELEASE

Bladex Reports Net Income of US$16.7 million for the First Quarter of 2006

First Quarter 2006 Financial Highlights:

•

Operating Income (1) increased 4% to US$9.2 million compared to the previous quarter.  Excluding revenues on the restructured portfolio, Operating Income grew 7%, and 183% with respect to the fourth quarter of 2005 and the first quarter of 2005, respectively.

•

Net Income grew 2% to US$16.7 million, or US$0.44 per share.  As a result of lower credit provision reversals on the impaired portfolio, net income decreased US$13.6 million when compared to the first quarter of 2005.

•	For the third consecutive quarter, disbursements exceeded US$2 billion, while the client base grew 8% in the quarter.
•	Operating expenses decreased 15% to US$6.3 million compared to the previous quarter.

(1) Operating Income refers to net income excluding reversals of provisions for credit losses and recovery of impairment loss on securities.

Panama City, Republic of Panama, May 10, 2006 – Banco Latinoamericano de Exportaciones, S.A. (NYSE: BLX) (“Bladex” or the “Bank”) announced today its results for the first quarter ended March 31, 2006.

The table below depicts selected key financial figures and ratios for the periods indicated (the Bank’s financial statements are prepared in accordance with U.S. GAAP, and all figures are stated in U.S. dollars):

Key Financial Figures

(US$ million, except percentages and per share amounts)	1Q05	4Q05	1Q06

Net Income	$30.2	$16.4	$16.7
EPS (2)	$0.78	$0.43	$0.44
Return on Average Equity	18.4%	10.6%	11.1%
Tier 1 Capital Ratio	40.9%	33.7%	32.2%
Net Interest Margin	1.66%	1.77%	1.62%
Book Value per common share	$15.36	$16.19	$15.40

(2) Earnings per share calculations are based on the average number of shares outstanding during each period.

Comments from the Chief Executive Officer

Jaime Rivera, Chief Executive Officer of Bladex, stated the following regarding the quarter’s results:

“With a successful first quarter behind us, we are off to a solid start for 2006.  During what is the seasonally weakest period of the year, we were able to improve upon the solid operating income results achieved last quarter.

In terms of revenue, what drove our results was the expansion of our client base and gains realized from our treasury function, offset by unprecedentedly low credit spreads.  The new corporate client activity has already allowed us to reverse the thinning trend in spreads.  Notably, we were able to convert the lower underlying risk perception in the market into our advantage through gains in our securities portfolio.  In our opinion, this supports our strategy of converting the treasury function into a revenue center.

We continue to be pleased with our success in replacing the revenue generated by our restructured portfolio, which has been collected almost in its entirety.  Operating income, excluding net revenues on the restructured portfolio, has nearly tripled in the last year.

In terms of expenses, the first quarter followed our pattern of cost reductions when compared to the relatively heavy year-end period.  The 15% seasonal reduction in expenses reported this quarter, however, is nearly double the 8% realized in the first quarter of 2005.

Other initiatives are moving forward as well.  The deployment of our new technology platform is about 75% done, and the approval by the U.S. Federal Reserve Board of our representative office in Miami will allow us to accelerate the pace of our intermediation in US - Latin America trade flows.

Our opinion on the macro environment for the rest of the year in the Region remains largely positive.  While we are watching both the political landscape and oil prices carefully, we believe the strong demand for the Region’s products will result in healthy growth rates for the year, a pattern which we expect will benefit our business.

Lastly, on behalf of the Board of Directors and all of us at Bladex, I’d like to thank our shareholders for their overwhelming support of all motions presented during the recent Annual Shareholders’ Meeting.”

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments.  The Bank wishes to ensure that such statements are accompanied by meaningful cautionary statements pursuant to the safe harbor established by the Private Securities Litigation Reform Act of 1995.  The forward-looking statements in this press release refer to the growth of the credit portfolio, including the trade portfolio, the increase in the number of the Bank’s corporate clients, the positive trend of lending spreads, the increase in activities engaged in by the Bank that are derived from the Bank’s client base, anticipated operating income in future periods, including income derived from the treasury function, the improvement in the financial strength of the Bank and the progress the Bank is making.  These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual experience with respect to these factors is subject to future events and uncertainties, which could materially impact the Bank’s expectations.  Among the factors that can cause actual performance and results to differ materially are as follows: the anticipated growth of the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing interest rates and of improving macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for credit losses; the need for additional provisions for credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace large deposit withdrawals.

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About Bladex
 Bladex is a supranational bank originally established by the Central Banks of Latin American and Caribbean countries to promote trade finance in the Region.  Based in Panama, its shareholders include central banks and state-owned entities in 23 countries in the Region, as well as Latin American and international commercial banks, along with institutional and retail investors.  Through March 31, 2006, Bladex had disbursed accumulated credits of over US$138 billion.

Bladex is listed on the New York Stock Exchange. Further investor information can be found at www.blx.com

A LONGER VERSION OF THIS PRESS RELEASE WITH DETAILED INFORMATION WILL BE FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION, AND CAN BE OBTAINED FROM BLADEX AT:

Bladex, Head Office, Calle 50 y Aquilino de la Guardia, Panama City, Panama
 Attention: Carlos Yap, Senior Vice President, Finance
 Tel. No. (507) 210-8563, e-mail: cyap@blx.com,

 -or-

Investor Relations Firm
i-advize Corporate Communications, Inc.
Melanie Carpenter / Peter Majeski
Tel: (212) 406-3690, e-mail: bladex@i-advize.com

There will be a conference call to discuss the Bank’s quarterly results on May 11, 2006 at 11:00 a.m., New York City time.  For those interested in participating, please dial (800) 946-0785 in the United States or, if outside the United States, (719) 457-2661.  Participants should use conference ID# 8508343, and dial in five minutes before the call is set to begin.  There will also be a live audio webcast of the conference at www.blx.com.

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